03014080

U.S. ... EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-37440

REPORT FOR THE PERIOD BEGINNING	1-Jan-02	AND ENDING	31-Dec-02
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Estrada Hinojosa and Company, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Main Street, 47th Floor, Lock Box 47
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH, D.C. 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

Robert A Estrada (214) 658-1670
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANTS (Whose opinion is contained in this Report*)

WEAVER AND TIDWELL, L.L.P.
Accounting Firm

12221 Merit Drive, Suite 1400	Dallas	Texas	75251
(Address)	*(City)*	*(State)*	*(Zip Code)*

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Robert A. Estrada, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Estrada Hinojosa and Company, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS (DEBITS $ ______, CREDITS $ ______

RAEstrada
Signature

CEO
Title

Subscribed and sworn to before me this 27 day of February, 2003

Belinda A. Garza
Notary Public

BELINDA A. GARZA
Notary Public, State of Texas
My Commission Expires
November 10, 2003

This report * contains (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statement of financial condition
- ☑ (c) Statement of income (loss)
- ☑ (d) Statement of cash flows
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☑ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-3.
- ☑ (h) Computation for determination to the possession or control requirements for brokers
- ☑ (I) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☑ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☑ (k) A reconciliation between t he audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☑ (l) An oath or affirmation.
- ☑ (m) A copy of the SIPC supplemental report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☑ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

---

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

Note: Various exchanges may require an additional letter of attestation.

ESTRADA HINOJOSA & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2002

CONTENTS

WEAVER AND TIDWELL
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ESTRADA HINOJOSA & COMPANY, INC.
Dallas, Texas

We have audited the accompanying statement of financial condition of Estrada Hinojosa & Company, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Estrada Hinojosa & Company, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 13, 2003

1280

DALLAS
Three Forest Plaza
12221 Merit Drive
Suite 1400
Dallas, Texas 75251-2280
972.490.1970
F 972.702.8321

FORT WORTH
1600 West Seventh Street
Suite 300
Fort Worth, Texas 76102-2506
817.332.7905
F 817.429.5936

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	246,366
Cash deposit with clearing organization		16,349
Investment in repurchase agreement		634,025
Receivable from brokers and dealers		103,621
Other receivables, net of allowance of $14,479		203,491
Prepaid expenses and other assets		378,750
Furniture, fixtures and equipment, at cost, less accumulated depreciation of $97,908		87,226
Notes receivable - officers		68,221
TOTAL ASSETS	$	1,738,049

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	294,529
Federal tax payable		32,430
Deferred income taxes		109,819
		436,778
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 1,000,000 shares authorized, 11,951 shares issued and outstanding		120
Additional paid-in capital		289,377
Retained earnings		1,011,774
		1,301,271
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,738,049

The Notes to Financial Statements are
an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31,2002

Revenue	
Underwriting	$ 2,281,625
Financial advisory	3,046,914
Interest	22,144
Commissions	361
	5,351,044
Operating expenses	
Commissions	705,317
Clearing costs	11,420
Employee compensation	3,372,403
Office rent	145,238
Depreciation	16,757
Interest expense	33,259
Other operating expenses	1,008,177
	5,292,571
Income before income taxes	58,473
Income tax expense	8,130
Net income	$ 50,343

The Notes to Financial Statements are
an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31,2002

	Common Stock $.01 Par Value	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2001	$ 120	$ 289,377	$ 961,431	$ 1,250,928
Net income			50,343	50,343
Balance, December 31, 2002	$ 120	$ 289,377	$ 1,011,774	$ 1,301,271

The Notes to Financial Statements are
an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31,2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$ 5,423,861
Cash paid to suppliers and employees	(5,541,689)
Interest received	22,144
Interest paid	(33,259)
Taxes paid	(3,600)
Net cash used in operating activities	(132,543)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(34,961)
Collections on note receivable - officers	30,000
Net cash used in investing activities	(4,961)
Net decrease in cash and cash equivalents	(137,504)
Cash and cash equivalents at beginning of year	1,034,244
Cash and cash equivalents at end of year	$ 896,740
RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE STATEMENT OF CASH FLOWS TO THE BALANCE SHEET:	
Cash	$ 246,366
Cash deposit with clearing organization	16,349
Investment in repurchase agreement	634,025
Cash and cash equivalents at end of year	$ 896,740
RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES:	
Net income	$ 50,343
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	16,757
Increase in receivables	94,961
Increase in prepaid expenses and other assets	(286,337)
Increase in accounts payable and accrued expenses	(12,797)
Decrease in federal income tax payable	32,430
Increase in deferred income taxes	(27,900)
Net cash used in operating activities	$ (132,543)

The Notes to Financial Statements are
an integral part of this statement.

Note 1. Significant Accounting Policies

The accounting policy relative to the carrying value of furniture, fixtures and equipment is indicated in the captions on the statement of financial condition.

Business Activity and Concentration of Credit Risk

Estrada Hinojosa & Company, Inc. (the Company) operates primarily as a broker of publicly traded securities and investments in Texas using a clearing organization outside of Texas. The company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable

Receivables from brokers and dealers and other receivables are reported in the statement of financial condition at outstanding principal adjusted for any charge offs. An allowance for doubtful accounts is recognized by management based upon a review of specific customer balances, historical losses (bad debts) incurred and general economic conditions. Provision for bad debts charged to expense for the year ended December 31, 2002 was $14,479.

Equipment

Depreciation expense is computed using the straight-line method over an estimated useful life of seven years.

Revenue Recognition

Customers' securities transactions are recorded on a settlement date basis with commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Resale and Repurchase Agreements and Securities Lending Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. The Company monitors the collateral on a regular basis to ensure that its market value is equal to or in excess of the principal amount loaned under the resale agreements. A third party maintains possession of the collateral on behalf of the Company. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109") "Accounting for Income Taxes". Accordingly, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently payable plus deferred taxes related primarily to the use of the cash basis method of accounting for income tax purposes and differences in equipment. Deferred taxes represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled.

Note 1. Significant Accounting Policies - continued

Under SFAS No. 109, an asset and liability approach is used in accounting for income taxes. Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting or according to the expected reversal date of temporary differences not related to an asset or liability for financial reporting. Also, a valuation allowance is used, if necessary, to reduce deferred tax assets by the amount of any tax benefits not expected to be realized based on available evidence.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment consists of the following at December 31, 2002:

Furniture and fixtures	$ 44,489
Computers and office equipment	140,645
	185,134
Accumulated depreciation	(97,908)
Furniture, fixtures and equipment, net	$ 87,226

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. If the net capital ratio exceeds 10 to 1 the Company may not withdraw equity capital or pay cash dividends. At December 31, 2002, the Company had net capital of $952,817, which was $852,817 in excess of its required net capital of $100,000. The Company's net capital ratio was .34 to 1.

Note 4. Commitments and Contingencies

The Company leases office space under long-term noncancelable operating leases. Future minimum lease payments at December 31, 2002 are:

Note 4. Commitments and Contingencies - continued

2003	$ 139,598
2004	139,093
2005	131,018
2006	131,018
2007	92,298
	$ 633,025

The total rent paid under all operating leases totaled $145,238 for the year ended December 31, 2002.

Note 5. Income Tax Expense

Income tax expense consists of the following at December 31, 2002:

Current tax expense	$ 36,030
Deferred tax (benefit)	(27,900)
	$ 8,130

Current income tax expense differs from the tax computed by applying the federal statutory rates to income before taxes principally because of non-deductible expenses for tax purposes.

Net deferred tax liabilities are analyzed as follows:

Gross deferred tax assets	$ 6,460
Gross deferred tax liabilities	(116,279)
Net deferred tax liabilities	($ 109,819)

Note 6. Retirement Plan

In 1996, the Company established a SARSEP retirement plan that covers all employees that are age 21 or older. Eligible employees may contribute up to 15% of their salary, subject to certain Internal Revenue Service restrictions, to the plan. The Company can make a discretionary contribution to the plan. The Company's contribution to the plan for 2002 was $75,870.

Note 7. Note Receivable

The Company has a note receivable from an officer of the Company with an interest rate of 6% per annum. The original maturity date of March 31, 1998 lapsed. During 1998, the note was renewed with no specific maturity date in place at year-end.

SUPPLEMENTARY INFORMATION

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL		
Total stockholders' equity		$ 1,301,271
Deduct stockholders' equity not allowable for net capital		
Total stockholders' equity qualified for net capital		1,301,271
ADD:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities		1,301,271
DEDUCTIONS AND/OR CHARGES		
A. Non-allowable assets		
Receivable from brokers or dealers	$	
Other receivables	188,465	
Other assets		
Furniture, fixtures and equipment, net	87,226	
B. Secured demand note deficiency		
C. Commodity futures contracts and spot commodities - proprietary capital charges		
D. Other deductions and/or charges		275,691
Net capital before haircuts on securities positions		1,025,580
HAIRCUTS ON SECURITIES POSITIONS		
A. Contractual securities commitments		
B. Deficit in securities collateralizing secured demand notes		
C. Trading and investment securities		
1. Exempt securities		
2. Debt securities	57,762	
3. Options		
D. Undue concentration		
E. Other		57,762
NET CAPITAL		$ 967,818

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition (net of deferred income taxes)		$ 326,959
ADD:		
A. Drafts for immediate credit	$	
B. Market value of securities borrowed for which no equivalent value is paid or credited		
C. Other unrecorded amounts		
Total aggregate indebtedness		$ 326,959
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 21,797
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (larger of above)		$ 100,000
Excess net capital		$ 867,818
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 935,122
Percentage aggregate indebtedness to net capital		33.78
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE II - RECONCILIATION
PURSUANT TO RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net capital per unaudited 11A Focus Report, as reported December 31, 2002	$	952,817
Audit adjustments, net of taxes		15,001
Net capital, per Schedule I	$	967,818

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE III - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

No reserve requirement is required since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3. The conditions of exemption from Rule 15c3-3 were being complied with at December 31, 2002, and during the year then ended.

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE IV - INFORMATION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Possession or control of securities is not maintained by the Company and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE V - SCHEDULE OF SEGREGATION
REQUIREMENTS AND FUNDS IN SEGREGATION
DECEMBER 31, 2002

The Company has no segregation requirements or funds in segregation since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3 and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

WEAVER
AND
TIDWELL
L.L.P.

CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
ESTRADA HINOJOSA & COMPANY, INC.
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Estrada Hinojosa & Company, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Estrada Hinojosa & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Estrada Hinojosa & Company, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

DALLAS

Three Forest Plaza
12221 Merit Drive
Suite 1400
Dallas, Texas 75251-2280
972.490.1970
F 972.702.8321

FORT WORTH

1600 West Seventh Street
Suite 300
Fort Worth, Texas 76102-2506
817.332.7905
F 817.429.5936

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 13, 2003